SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Procedure for redemption or conversion of PNC shares

Rio de Janeiro, June 9, 2026, AXIA Energia S.A. (“Company” or “AXIA Energia”) in addition to the Material Fact disclosed on May 6, 2026, hereby presents the deadlines and procedures that must be observed in the redemption or conversion transactions of the Class “C” preferred shares (“PNC Shares”).

Initially, the Company reiterates that, as this is an unprecedented transaction, the first redemption or conversion of the PNC Shares will be carried out in a reduced amount compared to the total amount allocated for 1Q26, of up to BRL 4 billion, with the objective of evaluating the mechanism to be adopted for the redemption or conversion transaction.

The deadlines applicable to this first transaction, in business days, will be as follows:

•     D0 - Announcement of the transaction and redemption value: the Board of Directors will resolve on the amount to be redeemed. The redemption value per PNC Share will correspond to the closing price of the Company’s common shares on the trading session immediately preceding the respective resolution date (D-1).

•     D+3 - Record date: the record date for holders of PNC Shares will be 3 business days after the announcement of the transaction

•     D+4 - Ex-rights date: the PNC Shares will begin trading ex-rights 4 business days after the announcement of the transaction.

•     D+4 a D+6 - Tax treatment for non-resident investors: non-resident investors must submit the information below to the Company in an Excel spreadsheet format by e-mail to resgate@axia.com.br, with the subject line “PNC Redemption – Capital Gain”:os investidores não residentes deverão encaminhar à Companhia as informações abaixo, em planilha formato Excel, por e-mail para resgate@axia.com.br com o assunto “Resgate PNC - Ganho de capital”:

Name	CPF/CNPJ	Tax Residency	Was the investment made in accordance with the rules of the National Monetary Council (Joint Resolution No. 13/2024)?	Number of shares	Average acquisition cost per PNC Share	Eligible for an exemption from or reduction in the withholding income tax (IRRF) rate?
			[Yes / No]			[Yes/ No]
•	D+6 a D+10 - Election period: holders of PNC Shares may express, within a period of 5 business days counted from D+6, their intention to elect, in lieu of redemption, the conversion, at a 1:1 ratio into common shares, in whole or in part, of the PNC Shares that would otherwise be subject to redemption.

Shareholders who do not express their intention will have their PNC Shares automatically redeemed.

Election channels: Through the respective custodian agent/broker, for shareholders whose shares are deposited with the Central Depository of B3 S.A. – Brasil, Bolsa, Balcão (“B3”); or through Itaú Corretora de Valores S.A. (the bookkeeping agent for the Company’s shares), for shareholders holding PNC Shares deposited in book-entry form.

•	D+12: Conversion date into common shares.
•	D+16: Payment date of the redemption amount.

Treatment of fractions: Pursuant to Article 11, Paragraph 10, Item V of the Bylaws, the redemption of the PNC Shares will disregard fractional shares.

Treatment of holders of American Depositary Receipts (“ADRs”): Holders of ADRs backed by PNC Shares will not have the right to elect conversion into common shares. The PNC Shares underlying the ADRs will be mandatorily redeemed, and the depositary, Citibank N.A., will receive the redemption amount and transfer it to the respective holders. Payment to ADR holders will occur within up to 7 business days after payment is made to holders of PNC Shares traded on B3.

The Company intends to submit the relevant matters, in due course, for approval by its Board of Directors, at which time it will disclose specific communications to the market regarding the effective commencement of the redemption or conversion process for the PNC Shares.

Finally, it is important to note that the amount determined, of up to BRL 4 billion, refers solely to the closing of 1Q26, and the capital allocation will be reassessed quarterly in the future, in accordance with the Company’s respective methodology.

Eduardo Haiama

Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.